Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 25, 2024

VIA EDGAR

Sonny Oh

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management – Disclosure Review and Accounting Office

100 F Street NE

Washington, D.C. 20549

Re:	Principal Life Insurance Co. (the “Company”) Registration Statement on Form S-1 File No. 333-276971 (the “Registration Statement”)

Dear Mr. Oh:

On behalf of the Company, transmitted for filing under the Securities Act of 1933, as amended, is pre-effective amendment no. 1 to the above-referenced registration statement (the “Amendment”). A request to accelerate effectiveness for May 1, 2024 accompanies this filing.

In addition, this letter responds to additional comments on the Registration Statement received from the staff of the Securities and Exchange Commission (the “Commission”) on April 19, 2024. Each of the staff’s comments is set forth below in bold, and the Company’s response thereto immediately follows. Page references are to the marked copy of the prospectus that was provided to facilitate the Commission staff’s review.

1.	Regarding disclosure regarding the availability of investment options potentially varying by selling firm, please acknowledge that the staff is further considering the issue, and that the staff may have further comments or provide industry guidance in the future.

Acknowledged.

2.	With reference to PDF page 5, in the bullet regarding Equity Adjustments, please revert the addition of “Surrender, including” from the first sentence.

The requested revision has been made in the Amendment.

3.	With reference to PDF page 5, as previously commented, please add disclosure regarding the Fixed Segment Option that is similar in nature to the disclosure regarding the Index-Linked Segment Options.

The requested revision has been made in the Amendment.

4.	With reference to PDF page 32, the disclosure in response to Q10 goes beyond the stated question. Please revise as appropriate, potentially by adding a new question.

The requested revision has been made in the Amendment.

5.	With reference to disclosure throughout the prospectus indicating that an upside or downside rate would be less if measured for any period of time that is less than the duration of the full Segment Term, please delete such disclosure, as the Contract does not include a pro-rata interim value methodology.

The requested revisions have been made in the Amendment.

6.	With respect to reinstatement of the Contract, we noted the Company’s response that it generally does not permit reinstatements. Please add disclosure to that effect, and explain the limited circumstances under which a reinstatement would be permitted.

The requested revisions have been made in the Amendment.

7.	With reference to PDF page 99, with respect to the disclosure that was added regarding RMD withdrawals under “Surrenders that occur before the Segment End Date,” please add “or occurs on the Segment End Date” to correspond with the related disclosure on PDF page 105.

The requested revision has been made to the disclosure under “Surrenders that occur on the Segment End Date,” which appears directly underneath “Surrenders that occur before the Segment End Date.”

8.	The staff acknowledges the Company’s previous representations that omitted information and exhibits, and information marked as to be updated by pre-effective amendment, would be included in the pre-effective amendment filing. Please confirm the Amendment is complete.

Confirmed.

*      *      *

The Company appreciates the staff’s attention to the Registration Statement and this letter. If you have any questions or concerns about the responses set forth above, or the related revisions, please contact the undersigned at 515-247-6785.

Sincerely,

/s/ Scott Van Wyngarden

Scott Van Wyngarden
Counsel, Registrant